November 28, 2012

Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Credicorp Ltd Form 20-F for the Fiscal Year Ended December 31, 2011 Filed April 30, 2012 File No. 001-14014

Dear Ms. Hayes:

On behalf of Credicorp Ltd. (“Credicorp” or the “Company”), we are responding to the letter of the Staff of the Division of Corporation Finance (the “Staff”) dated September 28, 2012, regarding the above-referenced filing of Credicorp on Form 20-F. We set forth below Credicorp’s response to the comments in the letter. For ease of reference, we have included the Staff’s comments in their entirety in bold preceding the corresponding responses.

Form 20-F for the fiscal year ended December 31, 2011

Item 3(D). Risk Factors, page 9

1.	We note from your disclosure on page 37 that proprietary trading has become an increasingly important part of BCP’s business. Please include a risk factor in future filings that quantifies your proprietary trading business and describes the risks associated with that activity.

Response

In future filings, the Company will include the information required below to quantify its proprietary trading business and describe the risks associated with that position.

As of December 31, 2011, trading securities totaled US$75.6 million, which represented 0.25% of Credicorp’s total assets.

Additionally, as of December 31, 2011, available-for-sale investment securities totaled US$5,915 million, which represented 19.25% of Credicorp’s total assets. Approximately US$3,071 million are financial instruments rated in Peru, of which around 67.1% correspond to Peruvian Central Bank (Peruvian Government’s current rating is BBB in both domestic and foreign currency, according to Moody’s) and approximately 20% have local ratings equal to or above A-. On the other hand, approximately US$2,844 million are financial instruments rated abroad, of which 76.34% hold international ratings equal to or above BBB-. From another perspective, 64.9% of total available-for-sale securities are exposed to Peru country risk; and 15.87% o are exposed to United States country risk.

Recent legislation regarding the financial services industry…, page 15

2.	Please expand this risk factor in future filings to describe how the government measures you refer to are likely to increase your costs and explain what aspects of your business you will be required to change.

Response

In future filings, the Company will include specific details related to any material increase to costs that have resulted from Government measures to regulate the financial industry, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) and the Foreign Account Tax Compliance Act (FATCA) of the United States.  Credicorp has hired outside consultants to help determine the impact that the implementation of FATCA and Dodd Frank will have on our institution. To date, no material increased costs or material changes to our business have been identified.  Therefore, if the risk factor were to be presented today, we would expect that the risk factor would appear as follows:

“Recent legislation regarding the financial services industry may subject us to significant and extensive regulation, which may have an impact on our operations.

Government measures to regulate the financial industry, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) and the Foreign Account Tax Compliance Act (FATCA) of the United States are likely to increase our regulatory compliance burden and related costs. These and other regulatory developments are likely to impact Credicorp, and may require us to change certain aspects of our business practices and impose additional costs on us, ultimately having an impact on our operations.  With respect to FATCA and Dodd Frank, Credicorp has hired outside consultants to help determine the impact that the implementation of these two laws will have on our institution. Based on our analysis to date, we do not expect the implementation of FATCA to have a material impact on our business given our limited number of U.S. accountholders.  Also, we do not expect that the implementation of the Dodd-Frank Act, including the Volcker Rule and regulations related to swap transactions, will materially impact our business or cause us to incur material costs.  However, until final implementations of the regulations under these new laws are issued, we cannot assure you of the extent of the impact these new laws will have on Credicorp.”

Item 4. Information on the Company, page 16

(B)(1) Business Overview – Introduction – Review of 2011, page 18

Banking segment, page 19

3.	We note your disclosure that the increase in provisions in 2011 did not indicate a deterioration of portfolio quality, but instead reflected the determination of provisions requirements based on the upper limit of the range defined by IFRS compliant internal modeling of reserves. We further note that in your discussion of your second quarter 2012 results in your Form 6-K filed on August 8, 2012 you attributed the significant increase in provisions to your conservative policies for coverage of expected losses and explained that given that you are concentrating on penetrating untapped low-income sectors of the population, you decided to move towards the full coverage of the high end of the range of the expected losses determined using your internal models. Please address the following:

●	Clarify whether your IFRS allowance methodology is based on an incurred loss or expected loss model.

Response

The Company confirms that its IFRS allowance methodology is based on an incurred loss model and is aligned to requirements of IAS39.

●	To the extent that the allowance for loan losses recorded in your IFRS financial statements are based on incurred losses, please clarify the statements made in your August 8, 2012 Form 6-K with respect to providing high coverage (95%) of expected losses within your allowance for loan losses.

Response

The Company has built internal models to estimate expected losses and its statement made in its August 8, 2012 Form 6-K intended to demonstrate that the level of expected-losses is adequately covered by the allowance loan losses. However, Credicorp confirms that the level of provisions for loan losses on the financial statements corresponds to the requirements of IFRS and that is based on an incurred loss model. The Company clarifies that its August 8, 2012 Form 6-K was furnished to, not filed with, the Securities and Exchange Commission, for purposes of Section 18 of the Securities Exchange Act.

●	You also state in your August 8, 2012 Form 6-K that loan loss provisions were increased above those required by your regulator, which already included additional provisions for alignment to cover deterioration in the system. Please clarify for us the differences between your allowance model under IFRS and that required by your regulator.

Response

The main differences between Credicorp’s allowance model under IFRS and the requirements from our local regulator are:

o	The regulator defines a percentage that must be applied on every transaction and that depends on the type of borrower (e.g. corporate, SME, Consumer), the loan risk category of the borrower (e.g. Normal, Potential Problem, Substandard, Doubtful and Loss), the existence of collateral and the type of collateral. As a result, the calculations provide a specific amount of provisions required for the loan portfolio. This is further detailed on page 79 of the Company’s Form 20-F filed on April 30, 2012.

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o	The regulator’s methodology does not consider scenario analysis therefore its methodology does not define a “reasonable range” as the one obtained with Credicorp’s allowance model under IFRS (AG paragraph 86 of IAS 39).

o	The regulator has an additional requirement (system alignment) based on the loan risk category that the borrower has with other financial institutions. Each financial institution must rate its clients and the loan risk category of the borrower can have a maximum difference of one notch considering the worst category granted by an institution that holds 20% of more of the total debt. If a client has a better rating with the Company, then additional provisions are required when considering the borrower’s category with another institution.

o	The regulator has an additional pro-cyclical requirement that is triggered when the GDP growth rate surpasses a certain threshold.

●	Revise your accounting policy disclosure in future filings to provide a more detailed description of your allowance model, particularly with respect to your collectively assessed allowance, and how qualitative factors are considered in the overall determination of your allowance. Please also explain how your allowance model produces a range of losses and how you determine which point in the range reflects your best estimate of probable incurred losses. Refer to paragraph AG86 of IAS 39.

Response

In future filings Credicorp will provide a more detailed explanation of its allowance model.

Credicorp’s Allowance Model is a Loss Estimation Model and comprises a number of methodologies. Depending on the portfolio analyzed, each methodology takes into account collateral recovery, debt due, maturity and qualitative aspects that reinforce the estimation. Some examples of qualitative aspects are the complexity of the recovery process, sector trends, and recovery officer’s judgment.

The methodology includes three estimation scenarios: Base, Upper Threshold, and Lower Threshold. These scenarios are generated modifying some assumptions, such as collateral recovery and adverse effects due to changes in the political-economic environment. The process to choose the best estimate within the range is based on management’s best judgment, supplemented by historical loss experience, expert judgment and the Company’s strategy (e.g. penetration in new segments).

●	Ensure that your disclosure in future filings related to your allowance calculation reflects your accounting model under IFRS. In this regard, to the extent that you continue to refer to models based on expected losses or regulatory required provisions in future filings (including Forms 6-K), clarify the basis on which this information is being provided and reconcile these amounts to those calculated under IFRS.

Response

To avoid misunderstanding, in future filings Credicorp will refer specifically to provisions for loan losses calculated under IFRS allowance models.

The Company respectfully advises the Staff that the level of provisions for loan losses that Credicorp records is defined based on its incurred-losses internal models with which the Company calculates not only the base case but also, knowing that it is not possible to calculate the exact amount of incurred losses, a reasonable range in which the level of such provisions would likely fall into. The Company’s incurred losses internal models are fully aligned to IAS 39 requirements and management closely monitors whether Credicorp remains in compliance with that norm.

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(B)(12)(iii) Business Overview – Selected Statistical Information – Loan Portfolio, page 73

Classification of the Loan Portfolio Based on the Borrower’s Payment Performance, page 81

4.	We note your disclosure on page 81 that you consider loans to be past due depending on their type, and that the trigger for past due classification can be anywhere from 15 days to 90 days past due. We also note that for consumer, mortgage and leasing loans, you only recognize payments as past due installments if the loan is less than 90 days past due, but that the entire amount of the loan is considered past due if any amount is past due more than 90 days, as required by SBS regulatory guidance. Please address the following:

●	Given that you refer to past due loans (PDLs) in various disclosures throughout your Form 20-F, and provide a significant amount of focus on your PDLs and PDL ratios in your discussion of your second quarter 2012 results included in your Form 6-K filed on August 8, 2012, please revise future filings to provide more clarity around your definition of past due loans for each loan type and ensure that your disclosures of PDLs and related ratios are made on a consistent basis.

Response

In future filings, the Company will provide more clarity with respect to its definition of past due loans for each loan type and ensure that its disclosures of PDLs and related ratios are made on a consistent basis in all its reports. We expect to add the following disclosure:

“Credicorp considers loans to be past due depending on their type. As such, the Company considers loans past due for corporate, large business and medium business loans after 15 days; for small and micro business loans after 30 days; and overdrafts after 30 days. In the case of consumer, mortgage and leasing loans, which have installments, from 30 to 90 days Credicorp considers only the past due installments and after 90 days the Company considers the outstanding balance of the loan.”

●	Clarify whether there are any loans overdue by 16 days or more that are not included in the tabular disclosure on page 82. For example, would a mortgage loan that is overdue by more than 16 days but not more than 90 days be included in the table? If not, please tell us how you determined that this presentation of past due loans presents meaningful information to investors as it does not appear to accurately depict the actual delinquency characteristics of your loan portfolio.

Response

The Company confirms that all overdue loans, following the definition included on page 81, are included in the tabular disclosure on page 82. Following the example provided in the Staff letter, in the case of a mortgage overdue by more than 16 days but not more than 90 days, the Company would have included the overdue installments under “Past due 16-119” and the remaining principal balance under “Current”. After 90 days, if the installments are still unpaid, the entire principal amount would be classified as “Past due 16-119”.

●	Further with respect to your tabular disclosure on page 82, it would appear, based on your policy, that the amount disclosed as overdue 120 days or more represents the full balance of loans for which payments are overdue by more than 120 days, while the amount disclosed as overdue 16-119 days includes a combination of both past due installments (for loans less than 90 days past due) and full loan balances (for loans 90-119 days past due). In the interest of providing more meaningful and consistent disclosure under IFRS guidance, please revise your PDLs and related ratios in future filings to reflect the full amount of the loan for which payments are past due. To the extent that SBS regulations require that only the actual installments past due for certain loan categories be disclosed, consider providing this information in a footnote to your tabular disclosure(s).

Response

In future filings, the Company will provide a slightly different tabular disclosure that should give greater clarity.

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	2007	2008	2009	2010	2011
Current
Past Due:
Overdue 16-90 days (1)
Overdue 91 days or more

(1)	The amount would increase to US$, if the outstanding balance of consumer, mortgage and leasing loans overdue to 90 days or less are included.

●	We note your disclosure of past due and impaired loans per IFRS 7 guidance on page F-98. Please explain how the SBS regulatory guidance related to recording and monitoring past due installment amounts versus entire loan balance past due amounts differs from the past due loan guidance in IFRS 7 for each loan type. Further, if a variance continues to exist between the past due loan amounts as disclosed on page 82 (or in various other disclosures throughout your filing) and the past due and impaired loan amounts as disclosed on page F-98, please revise your future filings to explain and/or reconcile between those two disclosures

Response

Credicorp discloses past due and impaired loans on page 82 in accordance with SBS rules. The term to consider past due installments and entire loan balances as past due in accordance with SBS rules is described in response to the first bullet point of Comment 4.

In future filings, Credicorp will include the following (or similar) paragraph to explain the difference between past due loans disclose under SBS rules and IFRS. For our FY2011 Form 20-F, the paragraph would appear on page 81:

“Past due and impaired loans are disclosed in accordance with SBS rules. Under SBS rules, the time periods used to determine whether an installment or an entire loan balance is past due depends on their type. For corporate, large business and medium business loans, after 15 days; for small and micro business loans, after 30 days; and overdrafts, after 30 days. In the case of consumer, mortgage and leasing loans, which have installments, from 30 to 90 days only the past due installments are considered past due, but after 90 days the outstanding balance of the loan is considered past due.

The entire loan balance under IFRS 7 is considered past due when debtors have failed to make a payment when contractually due. For more detail, see note 29.1 of the consolidated financial statements”.

5.	Please tell us how you have complied with the disclosures guidance set forth in Item III.C.1 of Industry Guide 3 with respect to your nonaccrual, past due and restructured loans. In this regard, please address the following:

●	We note from your disclosure that you suspend interest income when collection of loans is doubtful, when loans are overdue by more than 90 days, or when a borrower or securities issuer defaults earlier than 90 days. Please revise your disclosure in future filings to clarify whether you have any loans that are overdue by more than 90 days but are still accruing interest and disclose the amount of such loans pursuant to Item III.C.1 of Industry Guide 3.

Response

The Company respectfully advises the Staff that Credicorp does not have any loans that are overdue by more than 90 days but that are still accruing interest. The Company will provide a statement to that effect in future filings.

●	We note that you disclose a measure of nonperforming loans in your Form 6-K filed on August 8, 2012; however, we did not note similar disclosure in your Form 20-F, nor could we locate a definition of what you consider to be a nonperforming loan. Please revise your future filings to clearly define what you consider to be a nonperforming loan and disclose the amount of such loans pursuant to Item III.C.1 of Industry Guide 3.

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Response

In future filings, Credicorp will provide the definition on nonperforming loans, which include past due loans plus refinanced and restructured loans that are reported in the Company’s Form 6-K and 20-F. We expect to add disclosure to the following effect:

“As of December 31, 2011, total past due loans were US$258.3 million and refinanced and restructured loans were US$96 million, as per the Company’s disclosure in its Form 20-F, page 19. Therefore, nonperforming loans (past due and refinanced & restructured loans) amounted to US$354.3 million, which total we will disclose in future filings.

In terms of ratios, as of December 31, 2011 the delinquency ratio (past due loan ratio) reached 1.47% and the past due, refinance and restructured loans over total loans (nonperforming loan ratio) was 1%, as per the Company’s disclosure in its Form 20-F, page 48.”

Item 5. Operating and Financial Review and Prospects, page 87

(A)(2) Operating Results – Historical Discussion and Analysis, page 98

Insurance Premiums and Claims on Insurance Activities, page 102

6.	We note your discussion of insurance premiums on page 103 and that general insurance premiums (which consist of various types of property and casualty insurance) accounted for 43.4% of total premiums. In the interest of providing increased transparency into the significance of your various insurance activities, please revise your future filings to provide a breakdown of your insurance premiums by insurance type and ensure that premiums from significant property and casualty insurance products are separately disclosed. Consider providing this information in a tabular format.

Response

Credicorp will clarify in future filings the breakdown of general insurance gross premiums for each period disclosing the significant property and casualty insurance products. For instance, for 2011 this breakdown would be: Automobile, Fire and allied lines, Technical lines, Third party liability and Mandatory automobile line.

In future filings, Credicorp will include the following tabular format in Note 14. Technical reserves, insurance claims reserves and reserves for unearned premiums of the consolidated financial statements (see page F-62 of our FY2011 Form 20-F):

Gross premiums by insurance type and its participation over total gross premiums in 201X and 201X are described below:

	201X	201X
	US$(000)%	US$(000)%

Life insurance
Health insurance
General insurance

Total

Health insurance includes medical assistance which amounts to US$____,000 in 201X (US$_____,000 in 201X) and represents _____ percent in this business line in 201X (___ percent in 201X).

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See below for breakdown of general insurance gross premiums for 201X and 201X:

	201X		201X
	US$(000)%		US$(000)%

Automobile
Fire and allied lines
Technical lines (*)
Third party liability
Aviation
Theft and robbery
Transport
SOAT (Mandatory automobile line)
Marine Hull
Others
		__		__
Total general insurance gross premiums
		__		__

(*) Technical lines include Construction All Risk (CAR), Machinery breakdown, Erection All Risk (EAR), Electronic equipment (EE), Construction equipment All Risk (TREC).

(B) Liquidity and Capital Resources, page 106

7.	We note your disclosure that your average daily ratios of liquid assets as a percentage of short-term liabilities significantly exceeded SBS requirements, demonstrating your continuing excess liquidity. To supplement this discussion and provide increased transparency into your liquidity position, please consider providing tabular disclosure in your future filings of your available sources of excess liquidity, including liquid assets and available borrowing capacity.

Response

Credicorp will include this tabular disclosure in future filings:

	2007	2008	2009	2010	2011
	US$000	US$000	US$000	US$000	US$000
Current assets
Cash
Deposits in Peruvian Central Bank - BCRP and deposits in Peruvian banks
Peruvian Government treasury bonds and BCRP certificates of deposit
Others
Total
Current liabilities
Demand deposits
Saving deposits
Time deposits
Others
Total
Current ratio

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 128

Trading Book, page 130

8.	In your disclosure on pages 130 through 132, you refer to the fact that you calculate, backtest and stress test VaR on a Group, or consolidated, basis. However, we note your statement on page 131 that, for disclosure purposes, you estimate minimum, maximum and average VaR for only BCP’s trading book, which represents 80% of the total Group trading risk. We also note your statement on page 132 that BCP recorded one backtesting exception during 2011. Please address the following:

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●	Clarify in future filings whether the disclosure information included on pages 130 through 132 addresses your VaR calculation for the entire consolidated Group or for only the BCP subsidiary, including the tabular disclosure of VaR by type of asset and VaR by risk type on page 131.

Response

The information disclosed on pages 130 to 132 addresses the VaR calculation for the entire consolidated Group. However, as the Company stated on page 131, minimum, maximum and average VaR, and backtesting, are estimated for BCP’s trading book.

●	If your disclosure does relate to the entire consolidated Group, please revise future filings to address why you present the minimum, maximum and average VaR for only the BCP subsidiary. Also, please disclose how you incorporate this information into your consolidated VaR results. Similarly, revise future filings to address why you disclose the number of backtesting exceptions for only the BCP subsidiary, and whether you perform backtesting procedures on the remaining 20% of your portfolio that is exposed to trading risk.

Response

Although, for reporting purposes, the trading book positions for the entire Group are consolidated once a year in order to calculate a VaR, Credicorp calculates VaR on a daily basis only for BCP. Therefore, since there is not sufficient sample for Credicorp, minimum, maximum and average VaR are calculated only for our subsidiary, BCP. Credicorp does not incorporate these calculations into its consolidated VaR results, but the Company believes it is relevant information considering that BCP’s trading book represents approximately 80% of the total exposure to the trading risk in the Group’s portfolio.

Likewise, since backtesting should be based on a minimum of 252 observations to be considered valid, it can only be performed for BCP’s trading book and not for the remaining 20% of the portfolio.

Credicorp will include in future filings a similar discussion to explain why the Company presents calculations only for BCP and why the Company does not perform backtesting procedures on the remaining 20% of the portfolio exposed to trading risk.

●	If your disclosure relates only to the VaR calculation performed for the BCP subsidiary, please revise future filings to describe how you evaluate trading risk for the remaining 20% of your portfolio. In addition, explain how you aggregate the BCP VaR information with the remaining 20% in order to determine a consolidated Group VaR.

Response

The Company’s disclosure does relate to the entire consolidated Group.

●	You disclose that your VaR model incorporates 17 market risk factors. Please revise future filings to discuss the limitations of using such a small number of market risk factors in your analysis. Refer to Item 11(a)(4) of Form 20-F for guidance

Response

The Company believes the market risk factors incorporated into its VaR model are adequate to measure the market risk to which the Group’s trading book is exposed. However, Credicorp will include, in future filings, a discussion about the sufficiency of the market risk factors included in the VaR calculation, similar to that included below:

“As stated on page 131 of our FY2011 Form 20-F, the market risk factors used in VaR calculation include: nine market curves, five stock prices, three mutual funds values, and one volatility series (foreign exchange effect is not included in the VaR calculation, as stated on page 131). Because Credicorp’s trading book is mainly composed of Peruvian government bonds in both Peruvian Nuevos Soles and US Dollars, USD/PEN forwards contracts, interest rate swaps and USD/PEN cross currency swaps, the Company believes the market risk factors used in the VaR calculation are adequate.”

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Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

9.	We refer you to your October 4, 2011 response to our prior comment 7, in which you indicated that you would include a dated and signed report from your independent auditor in future filings. Please amend this filing to include the dated and signed report of your independent auditor. Refer to Rule 2-02(a) of Regulation S-X and Item 302 of Regulation S-T.

Response

Credicorp has re-filed Item 18 to the Form 20-F filed on April 30, 2012 to include the audit report with the signature of the independent auditor (Medina, Zaldívar, Paredes & Asociados S.C.R.L).

Notes to the consolidated financial statements, page F-12

Note 11. Other assets and liabilities, page F-55

10.	We note your rollforward of your provision for sundry risks provided on page F-57. Please tell us and revise your future filings to clarify the types of provisions included in this balance and tell us how you considered the guidance in paragraph 87 of IAS 37 in determining that the nature of these items was sufficiently similar to warrant aggregation of them into a single class. In addition, please tell us whether you have any other classes of provisions for which disclosure is required under paragraphs 84-85 of IAS 37 and if so, where such disclosures are located. For example, it would appear that your allowance for indirect loan losses (which is classified within other liabilities) would appear to meet the definition of a provision under IAS 37, however it does not appear that you have provided separate disclosure of this provision but instead have included it within your allowance for loan losses disclosure which you presented in the aggregate for both direct (on-balance sheet) and indirect (off-balance sheet) loans.

Response

The total provision for sundry risks includes mainly provisions for civil cases, labor cases and guarantees to clients. Given the nature of the items and the total amount of the provision (representing 0.1% of total liabilities), Credicorp considers that no further detail is necessary.

As a banking practice, the allowance for indirect loans is included within the allowance for loan losses disclosure.

Note 14. Technical reserves, insurance claims reserves and reserves for unearned premiums, page F-62

11.	Your disclosure on pages F-23 and F-24 indicates that your insurance contract liabilities are comprised of claims reserves (including an estimate of IBNR) as well as provisions for unearned premiums and unexpired risks. Your tabular disclosure on pages F-62 and F-63, however, segregates your insurance contract liabilities into claims reserves (direct and assumed) and technical reserves, which do not appear to align with your definition of technical reserves disclosed on page 45. Please revise your future filings to more clearly link these disclosures, and provide more clarity around what constitutes a claims reserve versus a technical reserve for each type of insurance. Please also more clearly explain the activity in your rollforward of technical reserves on page F-63.

Response

In future filings, Credicorp will include the following paragraph in the notes to the consolidated financial statements, which based on our FY2011 Form 20-F would appear after the third paragraph of note 14(a), page F-62 to be aligned with the definition of the technical reserves on page 45:

“Technical reserves comprise reserves for future benefit obligation under its in-force life and accident insurance policies and the unearned premium reserves in respect of the portion of premiums written that is allocable to the unexpired portion of the related policy periods.”

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Note 29.7. Financial risk management – Fair value, page F-120

12.	We note that a significant amount of your fair value measurements are classified within Level 2 of the fair value hierarchy. We also note that you provide a brief, high level discussion of the valuation techniques used to value such instruments on page F-123. Given the different types of financial instruments carried at fair value and the varying degrees of complexity associated with valuing such instruments, please revise your future filings to disclose the valuation methods and assumptions used in determining the fair value for each class of financial instrument pursuant to the guidance in paragraph 27 of IFRS 7. Consideration should also be given to providing this disclosure on a more granular level (e.g, by product type).

Response

As of December 31, 2011, financial assets classified within Level 2 of the fair value hierarchy mainly comprised Peruvian Central Bank (BCRP) certificates of deposit and corporate bonds, representing 50.6% and 25.9% of the total, respectively. BCRP certificates of deposit and corporate bonds are mainly valued considering observable current market transactions.

In future filings, Credicorp will disclose the fair value hierarchy by type of product of financial instrument and the related valuation methods and assumptions used in determining their fair value, as presented in the following tabular format and the additional paragraph below in note 29.7(b) of the consolidated financial statements on page F-12 of our FY2011 Form 20-F:

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Determination of fair value and fair values hierarchy –

The following table shows an analysis of financial instruments recorded at fair value by level of the fair value hierarchy:

		Level 1	Level 2	Level 3	Total
December 31, 2012	Note	US$(000)	US$(000)	US$(000)	US$(000)

Financial assets
Derivative financial instruments:
Forward exchange contracts
Interest rate swaps
Cross currency swaps
Currency swaps
Options
11(b)

Trading securities-
Financial assets designated at fair value through profit or loss	7(a)
Investments available-for-sale
Debt securities-
BCRP Certificates of deposit
Corporate, leasing and subordinated bonds
Government treasury bonds
Other instruments
Equity securities-
5(a)
Total financial assets

Financial liabilities
Derivative financial instruments:
Held for trading-
Forward exchange contracts
Interest rate swaps
Currency swaps
Cross currency swaps
Options

Total financial liabilities	11(b)

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In addition, we will include the following disclosure related to the Level 2 category:

“The Level 2 category is measured based on observed market factors. This category includes instruments valued using quoted prices for similar instruments, either in active or less active markets, and other valuation techniques when all significant inputs are directly or indirectly observable based on market data.”

“The following is a description of how fair values are determined for the main financial instruments that are recorded at fair value using valuation techniques. These incorporate Credicorp’s estimate of assumptions that a market participant would make when valuing the instruments”.

“- Valuation of derivatives financial instruments

Interest rate swaps, currency swaps and forward exchange contracts are measured using a valuation technique with market-observable inputs. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Options are valued using well-known, widely accepted valuation models”.

“- Valuation of debt securities available for sale classified in Level 2

Valuation of BCRP certificates of deposit, corporate, leasing, subordinated bonds and Government treasury bonds are measured calculating the Net Present Value (NPV) through discounted cash flows, using appropriate zero coupon rate curves for discounting cash flows in the appropriate currency and considering observable current market transactions. Other debt instruments are measured using valuation techniques which are based on assumptions that are supported by prices from observable current market transactions, for which pricing is obtained via pricing services, but where prices have not been determined in an active market, fair values are based on broker quotes and assets that are valued using Credicorp‘s own models whereby the majority of assumptions are market observable”.

* * *

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (511) 313-2140 to discuss this letter.

Sincerely,

/S/ ALVARO CORREA

Mr. Alvaro Correa

Chief Financial Officer

Credicorp Ltd.

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